

Holding Company for:



Investor Presentation

OTCPK: QNBC

March 6, 2025

QNB Bank Vision and Mission [1]

Vision

We will help customers achieve their goals by providing a total financial relationship built upon exceptional personal service and a sincere interest in their success.

Mission

The mission of QNB is to operate in an environment in which:

- Our customers always come first and perceive the Bank as a trusted resource in achieving their financial goals.

- Our employees can achieve personal and professional success.

- Our Shareholders receive the rewards of ownership; and

- Our communities benefit from our Corporate Citizenship.



Source:
(1) The vision and mission are stated in the Bank's strategic plan



QNB's History in the Community

- Stability and longevity through attentive, capable and enduring leadership
- Only ***seven*** Bank presidents since 1877
- QNB Corp. founded in 1984
- High impact in markets served due to history, mission, and reputation
- Tangible, economic competitive advantages, with a high cost of replication – as measured by both dollar and time expenditure required
- QNB Bank's long-standing presence in its communities strongly positions us in the current challenging environment. Sticky deposits and loyal customers help to:
  - Maintain core funding as a strength in a tough deposit environment
  - Keep cost of funding, in the aggregate, below PA Bank Holding Companies[1]



(1) PA Bank Holding Companies as compiled by S&P Capital IQ Pro



Bank Management Team Overview

Seasoned Management Team with Decades of Operating Experience

- Senior management team comprised of individuals with over 200 years of combined banking and financial services experience [1]

- In its 145+ year history, stability and consistency have been hallmarks of QNB Bank leadership, helping to navigate challenging environments through many economic cycles.

Name	Title	Years in Banking	Years at QNB
David W. Freeman [2]	President, Chief Executive Officer, & Director	50	15
Jeffrey Lehocky [2]	Executive VP & Chief Financial Officer	31	2
Christopher T. Cattie	Executive VP & Chief Operating Officer	29	9
Courtney L. Covelens	Executive VP & Chief Retail & Business Banking Officer	24	24
Christina S. McDonald	Executive VP & Chief Marketing & Retail Lending Officer	38	3
Scott G. Orzehoski	Executive VP & Chief Lending Officer	39	29



(1) *Sum of total industry experience for the six management team members shown on pages 22 and 23*
(2) *Also serve as officers of QNB Corp.*



Core Market Overview

QNB Bank services a highly-educated and high-earning market with the need for a strong Community Bank that will continue to grow alongside it.

- 9 of 12 Bank branches located in counties with a median income approximately 40% higher than the national median income of $76 thousand, with a projected growth of 12.75% or better by 2030

- Counties in market area have an average age of 42 years, meaning a high percentage of residents are in their peak-earning years.

- Market share for banks under $10 billion in assets is ~36% of the total market, leaving a meaningful void to be filled by strong community banks that prioritize their customers and their communities.

- Strong economic environment in eastern PA due to stability in the market area created by the diverse number of businesses

Key Metrics – Bucks, Lehigh & Montgomery Counties

1.9M Market Area Population [1]	**~12%** Projected Median Income Growth [1]	**82.4B** Market Area Total Deposits [2]
46.6M GDP in Bucks County [3]	**106.6M** GDP in Montgomery County [3]	**30.4M** GDP in Lehigh County [3]



(1) S&P Capital IQ Geographic Intelligence; (2) S&P Capital IQ Pro; (3) St. Louis Fed; 2023



QNB Bank & Corp. Overview

- QNB Bank founded in 1877 as Quakertown National Bank
- 12 bank branches – 7 in Bucks County, 3 in Lehigh County, and 2 in Montgomery County, with market area extending into Berks and Northampton counties
- QNB Corp. (the holding company for QNB Bank) is publicly traded on the OTCPK exchange (ticker: QNBC)
- QNB Corp. has a market capitalization of ~$131 million as of 2/28/2025, and total assets of ~$1.87 billion as of 12/31/2024.

Market Area



Laurys Station
Coplay
Catasauqua
Fullerton
Bethlehem
ALLENTOWN
Hellertown
Fogelsville
Trexlertown
WESCOSVILLE
Emmaus
Breinigsville
Macungie
Alburtis
Topton
Center Valley
COOPERSBURG
Durham
Kintnersville
Pleasant Valley
Revere
PA
NJ
Ottsville
Lake Nockamixon
Hereford
East Greenville
QUAKERTOWN
Pipersville
Delaware River
UPPER PERKIOMEN VALLEY
Red Hill
PERKASIE
Sellersville
DUBLIN
Green Lane
Telford
SOUDERTON
Doylestown
Harleysville
Hatfield
COLMAR
Montgomeryville
Warrington
Kulpsville
Lansdale
North Wales
WARMINSTER
Horsham
Willow Grove

QNB Corp ($ in millions)	2019Y	2020Y	2021Y	2022Y	2023Y	2024Y
Total Assets	$1,225	$1,440	$1,673	$1,668	$1,706	$1,871
Gross Loans	$821	$920	$926	$1,039	$1,094	$1,217
Total Deposits	$1,038	$1,228	$1,450	$1,418	$1,489	$1,629
Total Equity	$121	$134	$136	$71	$91	$103
Loans/Deposits (%)	79.1	74.9	63.9	73.3	73.5	74.7
NPAs/Assets (%)	1.36	0.99	0.70	0.55	0.11	0.11
Cons. Tier 1 Leverage Ratio (%)	9.78	9.07	8.39	8.75	8.92	8.70
Cons. Total Capital Ratio (%)	13.82	13.95	13.60	13.19	13.09	15.56
Net Interest Margin (%)	3.16	2.92	2.79	2.71	2.39	2.43
ROAA (%)	1.02	0.90	1.04	0.93	0.54	0.62
ROAE (%)	10.58	9.76	12.19	10.90	6.04	7.05
Nonint. Exp./Avg. Assets (%) (1)	1.63	1.59	1.34	1.51	1.67	1.56



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) (Noninterest Expense – Noninterest Income) / Avg. Assets



2024 Year-End Highlights and Commentary

Highlights

	2023Y	2024Y
Balance Sheet ($ in Thousands)		
Total Assets	$1,706,318	$1,870,894
Total Gross Loans	$1,094,082	$1,216,712
Total Deposits	$1,488,713	$1,628,541
Total Equity	$90,824	$103,349
Loans/Deposits	73.49%	74.71%
Asset Quality		
NPAs/Assets	0.11%	0.11%
NCOs/Avg. Loans	-0.02%	0.01%
LLR/NPAs and FDMs	456.00%	294.00%
Profitability ($ in Thousands)		
Net Income	$9,483	$11,448
ROAA	0.54%	0.62%
ROAE	6.04%	7.05%
Risk Based Capital Ratio	13.09%	15.56%
NIM	2.39%	2.43%
Efficiency Ratio	74.84%	70.50%
QNBC Stock Price		
Year End Market Close	$25.99	$33.92

Commentary

- In 2024, QNB Corp. rebounded from the effects of the historic rise in interest rates.

- The near $2 million increase in Net Income was driven by:
    - Strong organic growth in Assets (+9.6%) led by Loans (+11.2%), and in Deposits (+9.4%) driven by Core Customer balances
    - $2.7 million increase in Net Interest Income due to growth in Assets, combined with a stabilization of Net Interest Margin

- Asset quality continues to be excellent.

- Increase in Net Income resulted in a 4.34% improvement in Efficiency Ratio down to 70.50%.

- $40 million issuance of Sub-Debt in September 2024 led to a 247 basis-point increase in Regulatory Capital Ratio up to 15.56%.

- Improvement in financial outlook recognized by equity market in QNBC Stock Price



Note: Consolidated financial data shown per SEC filings, unless otherwise noted

Income Statement

Earnings trajectory back on track - net interest income recovering from rapid rise in interest rates

Net Income ($mm)



2019Y	$12.4
2020Y	$12.1
2021Y	$16.5
2022Y	$15.9
2023Y	$9.5
2024Y	$11.4

Net Interest Income after Provision ($mm)



Year	Net Interest Income	Provision for Credit Losses
2019Y	$36.3	($1.3)
2020Y	$37.2	($1.3)
2021Y	$42.1	($0.5)
2022Y	$44.5	$0.9
2023Y	$40.2	$0.8
2024Y	$42.9	$0.1

■ Net Interest Income   ■ Provision for Credit Losses

Non-Interest Expense ($mm)



2019Y	$28.1
2020Y	$29.0
2021Y	$31.0
2022Y	$31.5
2023Y	$34.1
2024Y	$35.5

Non-Interest Income ($mm)



Year	Core Non-Interest Income	Non-Core Income[1]
2019Y	$5.6	$2.7
2020Y	$5.3	$2.3
2021Y	$6.5	$3.3
2022Y	$6.5	($0.8)
2023Y	$6.6	($1.8)
2024Y	$6.2	$0.7

■ Core Non-Interest Income   ■ Non-Core Income[1]



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Includes realized and unrealized gain (loss) on investment securities and realized gains (losses) on loans

Organic Balance Sheet Growth

QNBC boasts attractive, steady growth on both sides of the balance sheet.

Total Assets ($mm)



Total Gross Loans [1] ($mm)



Total Deposits ($mm)



Regulatory Capital ($mm)



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Includes Held-for-Investment Loans & Held-for-Sale

Historical Regulatory Capital Ratios

QNBC has maintained strong Regulatory Capital, well in excess of regulatorily well-capitalized [1].

Tier 1 Leverage Ratio



Common Equity Tier 1 Ratio



Tier 1 Risk-Based Ratio



Total Risk-Based Ratio





Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) 12 CFR 324.403(b)(1)(i)

QNBC Loan Growth

QNBC has displayed consistent year over year loan growth, without compromising (and actually improving upon) Asset Quality.

Annual Loan Growth Since 2015



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) HFI=Held-for-Investment & HFS=Held-for-Sale; (2) NPL=Non-Performing Loan

Loan Portfolio Diversification & Growth

Total Gross Loans [1] ($mm)



7.04% CAGR

2020Y	$927
2021Y	$926
2022Y	$1,039
2023Y	$1,094
2024Y	$1,217

- Effective Duration of Key Loan Concentrations [2]:
  - Mortgage: 6.05 years
  - Commercial Real Estate: 2.13 years
- Small commercial office portfolio (5.8% of Total Loans), primarily comprised of seasoned relationships known to QNB with acceptable LTVs
  - No exposure to intercity large office commercial real estate
- The majority of QNB's commercial loans are to borrowers who are local and have a relationship with QNB
  - The portfolio is well diversified and properly structured with individual guarantees

12/31/24 Bank Loan Composition



- Other 1.7%
- Construction & Land Development 10.6%
- Multifamily 11.3%
- Commercial & Industrial 12.6%
- 1-4 Family 24.5%
- Non Owner Occ. CRE 25.8%
- Owner Occ CRE 13.5%



*Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Includes HFI & HFS; (2) Per the Company's December 31, 2024 ALM Report*

Asset Quality & Reserve Coverage Ratios

Pristine asset quality as NPAs and charge-offs remain at low levels

Commentary

- QNB, with NPAs [3] / Assets of 0.11% as of December 31, 2024, has meaningfully lower NPAs [3] / Assets than its State [1] and Peers [2]
  - ➤ The Bank's large drop in NPAs [3] / Assets from '22 to '24 is in large part due to pay-offs

- The Bank has seen minimal NCOs [4], with NCOs [4] / Avg. Loans for the year ended December 31, 2024, of 0.01%

- The Bank is also highly reserved with LLR / NPAs [3] and FDMs of 294% for the year ended December 31, 2024
  - ➤ This is in excess of State and Peers, who are on aggregate 216% and 225%

NPAs [3] / Assets (%)



NCOs [4] / Avg. Loans (%)



Loan Loss Reserves / NPAs [3] and FDMs [5] (%)



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) State defined as all PA Bank Holding Companies; shown as compiled by S&P Capital IQ Pro; (2) Peers defined as PA State Bank Holding Companies with assets between $1B – $3B; shown as compiled by S&P Capital IQ Pro; (3) NPA=Non-Performing Asset; (4) NCO=Net Charge-Off; (5) FDM=Financial Difficulty Modification



Deposit Composition

Well-diversified Deposit portfolio, with no single depositor accounting for more than 3.5% of Deposits.

QNBC Deposit Composition



Jumbo Time (>250k)
$46,681
2.9%

NIB [1]
$183,499
11.3%

Retail Time (<250k)
$334,777
20.6%

IBD, Savings, & MMDA [2]
$1,063,584
65.3%

Total Deposits = $1.6 Billion

Non-Interest-Bearing Deposits / Total Deposits (%)



	2020Y	2021Y	2022Y	2023Y	2024Y
	16.70%	16.80%	16.30%	12.40%	11.30%

Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) NIB=Non-Interest-Bearing Demand; (2) IBD=Interest-Bearing Demand; MMDA=Money Market Demand



Valuable Core Deposit Franchise Translates to Better Cost of Funding vs. Peers

Core Deposits / Total Deposits [1, 2] (%)



Commentary

- The Bank has over 100 years of brand value in the market

- As of December 31, 2024, 97.1% of QNB Corp's Deposit base is comprised of Core Deposits [1]

- This is ~7%, in the aggregate, higher than PA Bank Holding Companies. [2]

- QNB has consistently maintained, in the aggregate, higher Core Deposits than PA Bank Holding Companies [1, 2], without being forced to overpay.

- QNB's Cost of Interest-bearing Liabilities was, in the aggregate, 26 bps lower than PA Bank Holding Companies [2], as of December 31, 2024.

Cost of Interest-bearing Liabilities [2] (%)



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) 'Core Deposits' shown as defined by S&P Capital IQ Pro; (2) PA Bank Holding Companies data shown as compiled by S&P Capital IQ Pro





Valuable Core Deposit Franchise = Significant Funding Advantage Historically

- During the previous rate hike cycle, from Q1'16 to Q2'19, QNB Corp's Cost of Deposits increased from 0.51% to 1.10%, while the Fed Funds Target Rate increased from 0.50% to 2.50%.

- Similarly, QNB Corp. has been able to keep Cost of Deposits insulated in the recent cycle. From Q1'22 to Q4'24, QNB's Corp's Cost of Deposits increased from .34% to 2.69%, while the Fed Funds Target Rate increased from 0.25% to 4.82%.

- QNB Corp's nearly 150-year-old Core Deposit franchise has allowed it to succeed in what has otherwise been a difficult macroeconomic environment for community banks.

Cost of Interest-Bearing Deposits vs. Fed Funds Target Rate



Note: 'Fed Funds Target Rate' is shown as the average for each period; 'Funding Advantage' is defined as Fed Funds Target Rate, less Cost of Deposits

Rates on Earning Assets and Interest-Bearing Deposits

Spread between assets and deposits has been increasing for the last two consecutive quarters.



Legend: Rate on Earning Assets | Rate on Int. Bear. Deposits | Spread: Assets - Int. Bear. Deposits

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24
Rate on Earning Assets	3.77%	3.83%	4.28%	4.44%	4.57%	4.70%	4.86%	4.78%
Rate on Int. Bear. Deposits	1.37%	1.84%	2.26%	2.48%	2.62%	2.74%	2.81%	2.69%
Spread: Assets - Int. Bear. Deposits	2.40%	1.99%	2.02%	1.96%	1.95%	1.96%	2.05%	2.09%

Note: Consolidated financial data shown per SEC filings, unless otherwise noted

Net Interest Margin vs. Net Noninterest Expense / Avg. Assets

QNBC has remained disciplined on expenses amidst an inflationary macro environment.

	Net Interest Margin (FTE)	Net Noninterest Expense/AA
Q2'22	2.73%	1.68%
Q3'22	2.72%	1.68%
Q4'22	2.68%	1.17%
Q1'23	2.55%	1.65%
Q2'23	2.27%	1.61%
Q3'23	2.38%	1.55%
Q4'23	2.36%	1.89%
Q1'24	2.39%	1.58%
Q2'24	2.46%	1.67%
Q3'24	2.48%	1.43%
Q4'24[1]	2.38%	1.55%

Legend: Net Interest Margin (FTE) — Net Noninterest Expense/AA

Net NIE / AA = (Noninterest Expense – Noninterest Income) / Avg. Assets

Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Q4' 24 Net Interest Margin (FTE) is impacted by $40mm Sub-Debt issuance in September 2024. Although Net Interest Income is neutralized by Interest Expense being offset by Interest Income from new Investments, Net Interest Margin (FTE) is negatively impacted by approximately 10 basis points.



Stock Price Performance

Improvement in financial results has led to a sustained increase in QNBC's stock price.

QNBC Closing Stock Price

P/TBV [1]
0.94%

P/TBV [1]
1.34%

P/TBV [1]
1.05%

P/TBV [1]
1.22%

$36.00

$36.94

$27.50

$26.99

$26.33

$25.05

$22.96

$23.23

$25.99

$24.19

$23.49

$29.49

$33.92

$35.50

$40.00	
$35.00	
$30.00	
$25.00	
$20.00	
$15.00	

12/31/2021 · 3/31/2022 · 6/30/2022 · 9/30/2022 · 12/30/2022 · 3/31/2023 · 6/30/2023 · 9/29/2023 · 12/29/2023 · 3/28/2024 · 6/28/2024 · 9/30/2024 · 12/31/2024 · 2/28/2025



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Closing price per share/tangible book value per share

Notices

Forward Looking Statement

This Investor Presentation may contain forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "project" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

Actual results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the Company's financial services and products may not occur, changing economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission, including "Item lA. Risk Factors," set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, available on the Company's Investor Relations website (https://ir.qnbbank.com/sec-filings/sec-filings) and on the Securities and Exchange Commission's website (www.sec.gov).

The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which change over time, and assumes no duty to update forward-looking statements. Management cautions readers not to place undue reliance on any forward-looking statements. These statements speak only as of the date of this communication. Except as required by law, the Company does not undertake, and specifically disclaims any obligation, to publicly release any revisions to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Non-GAAP Financial Measures

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These non-GAAP measures include tangible common equity and tangible book value. Management uses these "non-GAAP" measures in its analysis of the Corporation's performance. Management believes these non-GAAP financial measures allow for better comparability of period to period operating performance. Additionally, the Corporation believes this information is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Calculations are noted on pages of this presentation.





Appendix





Management Team Overview



David W. Freeman
President, Chief Executive Officer, and Director

Years in Banking: 50
At QNB: 15

Mr. Freeman has been the Chief Executive Officer of QNB and the Bank from January 2013 to present. Mr. Freeman served as the President of QNB and the Bank from September 2010 to present. Mr. Freeman also served as Chief Operating Officer of QNB and the Bank from September 2010 to December 2012. Prior to joining QNB, Mr. Freeman was the Division President of the Drovers Bank Division of Fulton Bank from March 2002 to March 2010. Mr. Freeman serves on several local boards including St. Luke's Hospital, Upper Bucks YMCA, and Minsi Trails Council of the Boy Scouts of America. Mr. Freeman's educational background includes a Bachelor of Science degree in business management from Franklin University, a Master of Business Administration from The Ohio State University, and he is a graduate of ABA Stonier Graduate School of Banking.



Jeffrey Lehocky
Executive VP, Chief Financial Officer

Years in Banking: 31
At QNB: 2

Mr. Lehocky was appointed Executive Vice President and Chief Financial Officer of QNB and the Bank in November of 2022. In his role, Mr. Lehocky is responsible for the planning, oversight, and management of all accounting, financial, and treasury operations. Previously, he served as Managing Director, Head of Business and Risk Management Global Transaction Bank for Mitsubishi UFJ Financial Group (MUFG). Prior to MUFG, he held various executive-level roles at Deutsche Bank in Finance and Business Operations. Mr. Lehocky's educational background includes a Bachelor of Arts degree in Accounting from Villanova University and a Master of Business Administration in Finance from Seton Hall University. He is also a Certified Public Accountant and a Certified Internal Auditor.



Christopher T. Cattie
Executive VP, Chief Operating Officer

Years in Banking: 29
At QNB: 9

Mr. Cattie has served as Executive Vice President and Chief Operating Officer of the Bank since January of 2025. Prior to this, he had served as EVP and Chief Operations and Technology Officer since February 2016. Prior to QNB, he served as Group Vice President of Information Technology for Bryn Mawr Trust from January 2015 to February 2016 and Senior Vice President of Information Technology Director at Continental Bank from March 2005 to December 2014. He holds a Bachelor of Science in Accounting & Management from Lock Haven University of Pennsylvania and Master of Business Administration in Management Information Systems from La Salle University.





Management Team Overview



Courtney L. Covelens
Executive VP, Chief Retail & Business Banking Officer

Years in Banking: 24
At QNB: 24

Ms. Covelens has served as Executive Vice President and Chief Retail Officer and Chief Business Banking Officer of the Bank; she has served in those roles since January 2023. Ms. Covelens served as Senior Vice President and Commercial Loan Officer of QNB Bank from 2021 to December 2022 and was a Vice President and Commercial Loan Officer from 2013 to 2021. Prior to these roles, Ms. Covelens was a Branch Manager. Ms. Covelens received both a Master of Business Administration and a Bachelor of Business Administration from Strayer University.



Christina S. McDonald
Executive VP, Chief Marketing & Retail Lending Officer

Years in Banking: 38
At QNB: 3

Ms. McDonald has served as Executive Vice President and Chief Marketing and Retail Lending Officer of the Bank since January 2023. Previously, she served as Senior Vice President and Director of Corporate Marketing at The Bryn Mawr Trust Company. She joined The Bryn Mawr Trust Company in 2015 and was responsible for directing marketing strategy, tactical plans and programs for the Corporation's banking, wealth and insurance divisions. Prior to joining The Bryn Mawr Trust Company, she was Executive Vice President and Chief Retail Banking Officer for Tompkins VIST Bank. She is a graduate of Chestnut Hill College and the ABA Stonier Graduate School of Banking, where she also received a University of Pennsylvania Wharton Leadership Certificate.



Scott G. Orzehoski
Executive VP, Chief Lending Officer

Years in Banking: 39
At QNB: 29

Mr. Orzehoski has served as Executive Vice President and Chief Lending Officer of the Bank since July 2011. Mr. Orzehoski served as Senior Vice President and Chief Lending Officer at QNB Bank from February 2008 to June 2011 and served as its Senior Vice President and Commercial Lending Officer from January 2002 to July 2011. He served as Vice President of Commercial Lending at QNB Bank from August 1997 to December 2001 and served as its Assistant Vice President of Commercial Lending from February 1996 to July 1997. A Graduate of LaSalle University, Mr. Orzehoski received a Bachelor of Science in Business Administration with a Dual Major in Finance and Accounting. He also holds a Master of Business Administration from LaSalle University.





Historical Consolidated Balance Sheet (1 of 2)

(dollars shown in thousands)	As of December 31,					
	2019	2020	2021	2,022	2023	2024
Assets						
Cash and due from banks	$12,398	$13,422	$9,194	$14,657	$11,447	$11,369
Interest-bearing deposits in banks	$5,210	$25,909	$4,196	$1,242	$51,210	$39,344
Total cash and cash equivalents	$17,608	$39,331	$13,390	$15,899	$62,657	$50,713
Investments:						
Available-for-sale	$349,710	$435,646	$692,360	$546,525	$490,182	$546,559
Equity securities	$9,164	$12,849	$12,410	$12,056	$5,910	
Restricted investment in stocks	$1,073	$1,041	$1,329	$5,193	$2,730	$5,436
Loans held-for-sale	$977	$6,570		$0	$549	$664
Loans receivable	$820,616	$920,042	$926,470	$1,039,385	$1,093,533	$1,216,048
Allowance for credit losses on loans	-$9,887	-$10,826	-$11,184	-$10,531	-$8,852	-$8,744
Loans receivable, net	$810,729	$909,216	$915,286	$1,028,854	$1,084,681	$1,207,304
Bank-owned life insurance	$11,490	$11,791	$11,497	$11,625	$11,946	$11,937
Premises and equipment, net	$15,608	$15,404	$16,540	$15,463	$14,952	$17,255
Accrued interest receivable	$2,828	$4,825	$4,104	$5,038	$6,101	$4,965
Net deferred tax assets	$1,441	$66	$2,449	$23,077	$19,290	$18,325
Other assets	$4,395	$3,490	$3,975	$4,767	$7,320	$7,736
Total assets	**$1,225,023**	**$1,440,229**	**$1,673,340**	**$1,668,497**	**$1,706,318**	**$1,870,894**





QNB CORP.

QNBBank

Historical Consolidated Balance Sheet (2 of 2)

(dollars shown in thousands)	As of December 31,					
	2019	2020	2021	2,022	2023	2024
Liabilities						
Deposits						
Demand, non-interest bearing	$146,270	$204,584	$243,006	$231,849	$185,098	$183,499
Interest- bearing demand	$332,918	$395,364	$468,199	$452,927	$462,712	$537,846
Money market	$75,634	$96,811	$143,942	$127,043	$222,843	$250,293
Savings	$247,462	$334,223	$426,225	$431,101	$303,079	$275,445
Time less than $100	$120,917	$107,582	$93,456	$91,329	$149,851	$178,163
Time $100 through $250	$69,595	$59,984	$49,930	$59,650	$121,793	$156,614
Time greater than $250	$45,064	$29,519	$24,987	$24,470	$43,337	$46,681
Total Deposits	$1,037,860	$1,228,067	$1,449,745	$1,418,369	$1,488,713	$1,628,541
Short-term borrowings	$55,931	$58,838	$68,476	$161,327	$94,094	$53,844
Long-term debt	$0	$10,000	$10,000	$10,000	$20,000	$30,000
Subordinated debt	$0	$0	$0	$0	$0	$39,068
Accrued interest payable	$909	$350	$211	$467	$5,294	$7,580
Other liabilities	$9,606	$8,529	$8,414	$7,376	$7,393	$8,512
Total Liabilities	**$1,104,306**	**$1,305,784**	**$1,536,846**	**$1,597,539**	**$1,615,494**	**$1,767,545**
Equity						
Common Stock	$2,303	$2,328	$2,350	$2,373	$2,414	$2,441
Surplus	$21,261	$22,430	$23,683	$24,798	$26,439	$27,633
Retained earnings	$99,372	$106,644	$118,163	$128,951	$133,945	$139,958
Accumulated other comprehensive loss, net of tax	$257	$5,649	-$3,740	-$81,127	-$67,937	-$62,646
Treasure stock, at cost	-$2,476	-$2,606	-$3,962	-$4,037	-$4,037	-$4,037
Total Equity	**$120,717**	**$134,445**	**$136,494**	**$70,958**	**$90,824**	**$103,349**
Total Liabilities & Equity	**$1,225,023**	**$1,440,229**	**$1,673,340**	**$1,668,497**	**$1,706,318**	**$1,870,894**





Historical Consolidated Income Statement (1 of 2)

(dollars shown in thousands)	Year-ended December 31,					
	2019	2020	2021	2022	2023	2024
INTEREST INCOME AND EXPENSE						
Interest Income						
Interest and fees on loans	$38,187	$36,504	$38,330	$40,922	$53,884	$65,367
Interest and dividends on available-for-sale & equity securities:						
Taxable	$6,568	$5,668	$6,551	$9,396	$11,794	$14,090
Tax-exempt	$1,529	$1,405	$1,796	$1,965	$1,460	$1,424
Interest on interest-bearing balances and other interest income	$134	$116	$93	$138	$1,944	$3,187
Total Interest Income	$46,418	$43,693	$46,770	$52,421	$69,082	$84,068
Interest Expense						
Interest on deposits						
Interest-bearing demand	$3,013	$1,347	$1,035	$2,691	$7,767	$10,019
Money market	$815	$405	$381	$617	$4,823	$8,181
Savings	$1,605	$1,155	$1,178	$2,175	$4,187	$3,651
Time less than $100	$1,908	$1,599	$921	$723	$3,194	$6,808
Time of $100 through $250	$858	$544	$454	$489	$3,859	$6,570
Time greater than $250	$1,225	$1,012	$257	$209	$1,171	$2,247
Interest on short-term borrowings	$700	$247	$258	$861	$3,273	$1,148
Interest on long-term debt	$0	$136	$159	$159	$653	$1,322
Interest on subordinated debt	$0	$0	$0	$0	$0	$1,260
Total interest expense	$10,124	$6,445	$4,643	$7,924	$28,927	$41,206
Net interest income	$36,294	$37,248	$42,127	$44,497	$40,155	$42,862
Provision (reversal) for credit losses	$1,300	$1,250	$458	-$850	-$844	-$68
Net Interest Income after provision for credit losses	$34,994	$35,998	$41,669	$45,347	$40,999	$42,930





Historical Consolidated Income Statement (2 of 2)

(dollars shown in thousands)	Year-ended December 31,					
	2019	2020	2021	2022	2023	2024
NON-INTEREST INCOME AND EXPENSE						
Non-Interest Income						
Net (loss) gain on sales and calls of available-for-sale and equity securities	$770	-$47	$926	$266	-$2,077	$919
Unrealized gain (loss) on equity securities	$1,755	$609	$1,806	-$1,026	$250	-$215
Net (loss) gain on sale of investment securities	$2,525	$562	$2,732	-$760	-$1,827	$704
Fees for services to customers	$1,691	$1,315	$1,326	$1,614	$1,651	$1,770
ATM and debit card	$2,070	$2,195	$2,682	$2,719	$2,735	$2,740
Retail brokerage and advisory	$560	$581	$786	$788	$862	$476
Bank-owned life insurance	$292	$294	$497	$361	$320	$332
Merchant	$348	$417	$451	$394	$394	$348
Net (loss) gain on sale of loans	$195	$1,724	$595	$6	$16	$29
Other	$636	$514	$712	$609	$686	$514
Total non-interest income	$8,317	$7,602	$9,781	$5,731	$4,837	$6,913
Non-interest expense						
Salaries and employee benefits	$16,086	$16,541	$17,453	$17,306	$19,026	$19,741
Net occupancy	$2,040	$2,164	$2,228	$2,195	$2,223	$2,207
Furniture and equipment	$2,496	$2,750	$2,787	$2,917	$3,602	$3,973
Marketing	$1,042	$876	$922	$870	$964	$1,044
Third party services	$1,853	$1,923	$2,160	$2,474	$2,422	$2,595
Telephone, postage and supplies	$720	$736	$715	$748	$571	$505
State taxes	$760	$887	$1,013	$1,004	$367	$577
FDIC insurance premiums	$269	$569	$793	$768	$1,058	$1,156
Other	$2,838	$2,509	$2,926	$3,210	$3,876	$3,686
Total non-interest expense	$28,104	$28,955	$30,997	$31,492	$34,109	$35,484
Income before Income Taxes	15207	14645	20453	19,586	11727	14359
Provision for income taxes	$2,850	$2,562	$3,961	$3,665	$2,244	$2,911
Net Income	**$12,357**	**$12,083**	**$16,492**	**$15,921**	**$9,483**	**$11,448**





QNB CORP. QNBBank